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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                         PURSUANT TO SECTION 14 (D) (4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                           SIGNATURE BRANDS USA, INC.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                  82667N 10 1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                   MEETA VYAS
                          CHIEF EXECUTIVE OFFICER AND
                           VICE CHAIRMAN OF THE BOARD
                               7005 COCHRAN ROAD
                          GLENWILLOW, OHIO 44139-4312
                                 (440) 542-4000
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                                With a copy to:

                               JAMES WESTRA, ESQ.
                          HUTCHINS, WHEELER & DITTMAR
                           A PROFESSIONAL CORPORATION
                               101 FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110
                                 (617) 951-6600

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Signature Brands USA, Inc., a Delaware corporation (the 'Company'), and the address of the principal executive offices of the Company is 7005 Cochran Road, Glenwillow, Ohio 44139-4312. The title of the class of equity securities to which this statement relates is the common stock, $.01 par value per share, of the Company (the 'Common Stock').

ITEM 2. TENDER OFFER OF PURCHASER.

     This statement relates to a cash tender offer by Java Acquisition Corp., a Delaware corporation ('Purchaser') and a wholly owned indirect subsidiary of Sunbeam Corporation, a Delaware corporation ('Parent'), disclosed in a Tender Offer Statement on Schedule 14D-1 (the 'Schedule 14D-1'), dated Friday, March 6, 1998, to purchase all of the outstanding shares of Common Stock (the 'Shares') at a price of $8.25 per share (such amount, or any greater amount per share paid pursuant to the Offer, being hereafter referred to as the 'Per Share Amount'), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 1998 (the 'Offer to Purchase'), and the related Letter of Transmittal (which together constitute the 'Offer'), which were mailed to the holders of Common Stock pursuant to an Agreement and Plan of Merger, dated as of February 28, 1998, (the 'Merger Agreement' or the 'Agreement'), by and among Parent, Purchaser and the Company.

     The Merger Agreement provides that, among other things, as soon as practicable after the consummation of the Offer and satisfaction or waiver of all conditions to the Merger, subject to conditions set forth below in the section entitled 'Vote Required to Approve Merger,' Purchaser or a wholly owned subsidiary of Purchaser will be merged with and into the Company (the 'Merger'), and the Company will continue as the surviving corporation (the 'Surviving Corporation'). A copy of the Merger Agreement is filed herewith as Exhibit 1, and is incorporated herein by reference.

     Based on the information in the Offer to Purchase, the principal executive offices of Parent and Purchaser are located at 1615 South Congress Avenue, Suite 200, Delray Beach, Florida 33445.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Except as set forth below or in the Proxy Statement for the Annual Meeting of Stockholders, dated January 23, 1998, a copy of which has been provided to the Company stockholders and which is attached hereto as Exhibit 2, none of the officers or directors of the Company is presently a party to any transaction with the Company (other than for services as employees, officers and directors), including without limitation any material contract, agreement, arrangement or understanding (i) providing for the furnishing of services to or by, (ii) providing for rental of real or personal property to or from, or (iii) otherwise requiring payments to or from, any officer or director, any member of the family of any officer or director or any corporation, partnership, trust or other entity in which any officer or director has a substantial interest or is an officer, director, trustee or partner.

ACTUAL AND POTENTIAL CONFLICTS OF INTEREST

     Indemnification of Officers and Directors. The Company's Amended Restated Certificate of Incorporation, as amended (the 'Charter') contains a provision which states that no director shall be personally liable for the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Another provision requires the Corporation to indemnify its current and former directors and officers against any and all liabilities and expenses incurred in connection with their service in such capacities. The provision allows for the advancement of expenses to the persons mentioned above.

     In addition, the Company's By-Laws provide that the Company must indemnify directors and officers against liabilities incurred in their capacities. This provision of the By-Laws (i) provides that the indemnification and other rights provided by the Charter shall continue as to any person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such person; (ii) allows for

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advancement of expenses incurred by the officers and/or directors in connection with the matter as to which they are seeking indemnification without a preliminary determination of ultimate entitlement to indemnification, as long as such person undertakes to repay such amount if it shall ultimately be determined that such person was not entitled thereto; and (iii) states that the Corporation has the power to make further provisions consistent with applicable law for indemnification and advancement of expenses to directors, officers, employees and agents.

     The Company has entered into an Indemnity Agreement with each of its Directors and executive officers. Pursuant to these Indemnity Agreements, the Company has agreed to indemnify any such Director or officer (each, an 'Indemnitee') if an Indemnitee is a party to or threatened to be made a party to or otherwise involved in any action, suit or proceeding, whether of a civil, criminal, administrative or investigative nature (other than a proceeding by or in the right of the Company), by reason of the fact that the Indemnitee is or was a Director and/or officer of the Company or is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all expenses, judgments, settlements, fines and penalties actually and reasonably incurred by such Indemnitee in the course of such action, suit or proceeding, but only if an Indemnitee acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interest of the Company and, in the case of a criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. Pursuant to the Indemnity Agreements, the Company has additionally agreed to indemnify any Indemnitee if the Indemnitee is a party to or threatened to be made a party to or otherwise involved in any proceeding by or in the right of the Company, by reason of the fact that the Indemnitee is or was a Director and/or officer of the Company or is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all expenses, judgments, settlements, fines and penalties actually and reasonably incurred by such Indemnitee in the course of such proceeding, but only if an Indemnitee acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interest of the Company, except that the Company will not indemnify any Indemnitee for expenses in respect of any claim issue or matter as to which such Indemnitee has been adjudged to be liable to the Company.

     The Merger Agreement provides that for a period of six (6) years following the Effective Time of the Merger, the Company and the Parent shall indemnify all present and former directors or officers of the Company and its subsidiaries ('Indemnified Parties') against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, 'Costs') incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time of the Merger, whether asserted or claimed prior to, at or after the Effective Time of the Merger, to the fullest extent as would have been permitted in their respective articles of organization or by-laws consistent with applicable law, to the extent such Costs have not been paid for by insurance and shall, in connection with defending against any action for which indemnification is available hereunder, reimburse such Indemnified Parties from time to time upon receipt of sufficient supporting documentation, for any reasonable costs and expenses reasonably incurred by such Indemnified Parties; provided that such reimbursement shall be conditioned upon such Indemnified Parties' agreement promptly to return such amounts to the Company if a court of competent jurisdiction shall ultimately determine that indemnification of such Indemnified Parties is prohibited by applicable law. The Company will maintain for a period of not less than six years from the Effective Time of the Merger, the Company's current directors' and officers, insurance and indemnification policy (or a policy providing substantially similar coverage) to the extent that it provides coverage for events occurring prior to the Effective Time of the Merger (the 'D&O Insurance') for all persons who are directors and officers of the Company on the date of this Agreement; provided that the Company shall not be required to spend as an annual premium for such D&O Insurance an amount in excess of 200% of the annual premium paid for directors' and officers' insurance in effect prior to the date of this Agreement; and provided further that the Company shall nevertheless be obligated to provide such coverage as may be obtained for such amount. The provisions of this Section are intended for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

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THE MERGER AGREEMENT

     The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which is filed herewith as
Exhibit 1.


     The Offer. The Merger Agreement provides for the making of the Offer. The obligation of Purchaser to accept for payment or pay for Shares is subject to:
(i) the condition that there shall be validly tendered in accordance with the terms of the Offer prior to the expiration date of the Offer and not withdrawn a number of Shares which, together with the Shares then owned by the Buyer and MergerCo, represents at least 51% of the total number of outstanding Shares assuming the exercise of all outstanding options, rights and convertible securities (if any) and the issuance of all Shares that the Company is then obligated to issue (such total number of outstanding or issuable Shares being hereinafter referred to as the 'Fully Diluted Shares') (the 'Minimum Condition'), (ii) the expiration or termination of all waiting periods imposed by The Hart-Scott-Rodino Antitrust Improvement Act of 1976 (the 'HSR Act') and
(iii) the other conditions set forth in Annex I of the Merger Agreement (collectively, the 'Offer Conditions'). The Buyer and MergerCo expressly reserve the right to waive any of the conditions to the Offer, including but not limited to, the satisfaction of the Minimum Condition. The initial expiration date of the Offer shall be twenty (20) business days after commencement. Buyer and MergerCo agree that if all of the Offer Conditions are not satisfied on such initial expiration date of the Offer then, provided that the MergerCo determines, in its reasonable discretion, that all such Conditions are reasonably capable of being satisfied and subject to SEC rules with respect to extension of time periods, MergerCo shall extend the Offer, without consent of the Company, from time to time until such Conditions are satisfied or waived; provided, that Offeror shall not be required to extend the Offer beyond April 30, 1998, unless any necessary approvals under the HSR Act shall not have been received by such date, in which case MergerCo shall not be required to extend the Offer beyond the earlier of (i) ten (10) days following receipt of such approvals and (ii) June 30, 1998.

     Certain Conditions of the Offer. Notwithstanding any other provision of the Offer or the Merger Agreement, and subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) relating to Purchaser's obligation to pay for or return tendered shares after termination of the Offer, Parent and Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer and may delay acceptance for payment or may terminate the offer, if (i) the Minimum Condition has not been satisfied;
(ii) any applicable waiting period under the HSR Act has not expired or terminated; or (iii) at any time after February 28, 1998 and before acceptance for payment of any Shares, any of the following events shall occur and be continuing: (a) there shall be instituted or pending by any governmental entity any suit, action or proceeding (i) challenging the acquisition by Parent or Purchaser of any Shares under the Offer, or seeking to restrain or prohibit the making or consummation of the Offer or the Merger, (ii) seeking to prohibit or materially limit the ownership or operation by the Company, Parent or any of Parent's subsidiaries of a material portion of the business or assets of the Company or Parent and its subsidiaries, taken as a whole, or to compel the Company or Parent to dispose of or hold separate any material portion of the business or assets of the Company or Parent and its subsidiaries, taken as a whole, in each case as a result of the Offer or the Merger or (iii) seeking to impose material limitations on the ability of Parent or Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares to be accepted for payment pursuant to the Offer including, without limitation, the right to vote such Shares on all matters properly presented to the stockholders of the Company or (iv) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect any material portion of the business or operations of the Company; (b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, by any Governmental Entity or court, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that would result in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above; (c) any of the representations and warranties of the Company contained in the Merger Agreement shall not be true and correct at and as of the date of consummation of the Offer (except to the extent such representations and warranties speak to an earlier date), as if made at and as of the date of consummation of the Offer, in each case except as contemplated or permitted by the Merger Agreement and except, in the case of any such breach when such breach would not have, individually or in the aggregate, a Material Adverse Effect (as defined in 'Fees and Expenses') with respect to the Company or materially affect the ability of the Company to

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consummate the Merger or the Offeror to accept for payment or pay for shares of
Company Common Stock pursuant to the Offer; (d) the Company shall have failed to perform the obligations required to be performed by it under the Agreement at or prior to the date of expiration of the Offer, including but not limited to its obligations pursuant to Section 7.6 thereof, except for such failures to perform as have not had or would not individually or in the aggregate, have a Material Adverse Effect with respect to the Company or materially adversely affect the ability of the Company to consummate the Merger or the Offeror to accept for payment or pay for Shares pursuant to the Offer; (e) the Board of Directors of the Company or any committee thereof shall have (i) withdrawn, modified or amended in any respect adverse to Parent or Purchaser its approval or recommendation of the Offer or the Merger, (ii) recommended or approved any Transaction Proposal (as defined in 'Transaction Proposals') from a person other than Parent, Purchaser or any of their respective affiliates, (iii) failed to publicly announce, within ten (10) business days after the occurrence of a Transaction Proposal, its opposition to such Transaction Proposal, or amended, modified or withdrawn its opposition to any Transaction Proposal in any manner adverse to Parent or Purchaser or failed to promptly reaffirm its recommendation of the Offer or the Merger at the Parent's request, or (iv) resolved to do any of the foregoing; (f) the Merger Agreement shall have been terminated in accordance with its terms; or (g)(i) it shall have been publicly disclosed that any person, entity or 'group' (as defined in Section 13(d)(3) of the Securities Act of 1934 (the 'Exchange Act)), shall have acquired beneficial ownership (determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of more than 15% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, other than Parent or an affiliate or any person or group existing which on the date of the Merger Agreement beneficially owned more than 15% of any class or series of capital stock of the Company or (ii) the Company shall have entered into a definitive agreement or agreement in principle with any person with respect to a Transaction Proposal or similar business combination with the Company or any subsidiary, which in the reasonable judgment of Parent or Purchaser in any such case, and regardless of the circumstances giving rise to such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment.

     The Merger Agreement provides that the foregoing conditions are for the sole benefit of Parent and Purchaser and may, subject to the terms of the Merger Agreement, be waived by Parent and Purchaser in whole or in part at any time and from time to time in the reasonable discretion of Parent and Purchaser.

     Board of Directors. The Merger Agreement provides that effective upon the acceptance for payment by Purchaser of Shares pursuant to the Offer such that the Parent or Purchaser shall own at least a majority of the Shares on a fully diluted basis, the Parent will be entitled to designate the number of Directors, rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Company's Board of Directors (giving effect to the election of any additional directors pursuant to this provision of the Merger Agreement) and (ii) the percentage that the number of Shares owned by Purchaser or the Parent (including Shares accepted for payment) bears to the total number of Shares outstanding, and the Company will take all necessary action to cause the Parent's designees to be elected or appointed to the Company's Board of Directors. The Merger Agreement also provides that the Company will use its best efforts to cause individuals designated by the Parent to constitute the same percentage as such individuals represent on the Company's Board of Directors of each committee of the Board (other than committees established to take action under the Merger Agreement), each board of directors of each subsidiary of the Company and each committee of each such board. The foregoing provisions of the Merger Agreement shall not limit any rights which Parent, Purchaser or their affiliates may have as holders or beneficial owners of Shares with respect to the election of directors or otherwise. The Company's obligations to appoint designees to the Board of Directors are subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Subject to applicable law, the Company has agreed to take all action requested by Parent and Purchaser to effect such election, including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, which Information Statement is attached as Appendix A to the Schedule 14D-9. The Merger Agreement further provides that in the event that Purchaser's designees are elected to the Board of Directors of the Company, until the effective time of the Merger the Board of Directors of the Company will have at least two (2) directors who are directors on the date of the Merger Agreement and who are not officers of the Company or any of its subsidiaries.

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     Vote Required to Approve Merger.  The Delaware General Corporate Law
('DGCL') requires, among other things, that the adoption of any plan of merger or consolidation of the Company must be approved by the Board of Directors of the Company and, if the 'short form' merger procedure described below is not available, by the holders of a majority of the Company's outstanding Shares. The Board of Directors of the Company has approved the Offer, the Merger and the Merger Agreement; consequently, the only additional action of the Company that may be necessary to effect the Merger is approval by such stockholders if the 'short-form' merger procedure described below is not available. Under the DGCL, the affirmative vote of holders of a majority of the outstanding Shares

(including any Shares owned by Purchaser), is generally required to approve the Merger. If Purchaser acquires, through the Offer or otherwise, voting power with respect to at least a majority of the outstanding Shares (which would be the case if the Minimum Condition were satisfied and Purchaser were to accept for payment Shares tendered pursuant to the Offer), it would have sufficient voting power to effect a merger of the Company with and into Purchaser without the vote of any other stockholders of the Company. However, the DGCL also provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer or otherwise, Purchaser acquires or controls the voting power of at least 90% of the outstanding Shares, Purchaser could (and, under the Merger Agreement, is required to) effect the Merger using the 'short-form' merger procedures without prior notice to, or any action by, any other stockholder of the Company.

     Conditions to the Merger. The Merger Agreement provides that the Merger is subject to the satisfaction of certain conditions, including the following: (1) if required by applicable law, the Merger Agreement having been approved and adopted by the affirmative vote of holders of a majority of the outstanding Shares, (2) the expiration or termination of the applicable waiting period under the HSR Act; (3) no temporary restraining order, preliminary or permanent injunction or other order issued by any Federal, state or local government or any court, administrative agency or commission or other governmental authority (a 'Governmental Entity') or other legal restraint or prohibition preventing the consummation of the Merger being in effect; provided, however, that the parties shall, subject to the last sentence of Section 7.3(a) of the Merger Agreement, use their best efforts to have any such injunction, order, restraint or prohibition or other order vacated; and (4) no statute, rule, order, decree or regulation shall have been enacted or promulgated by any Government Entity of competent jurisdiction which prohibits consummation of the Merger.

     Termination of the Merger Agreement The Merger Agreement may be terminated at any time prior to the effective time of the Merger (the 'Effective Time'), whether before or after approval by the stockholders of the Company (1) by mutual written consent of Purchaser and the Company; (2) by either Purchaser or the Company if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting or if there shall be in effect any other legal restraint or prohibition preventing the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree or ruling or other action has become final and nonappealable (other than due to the failure of the party seeking to terminate the Merger Agreement to perform its obligations thereunder required to be performed at or prior to the Effective Time); (3) by the Company, if Purchaser has not (a) commenced the Offer within five business days after the initial public announcement of Parent's intention to commence the Offer or (b) accepted for payment any Shares pursuant to the Offer prior to April 30, 1998 (other than due to the failure of the Company to perform its obligations thereunder) or if any necessary approvals required under the HSR Act shall not have been obtained by April 30, 1998, on or prior to the earlier of
(A) ten (10) days after receipt of all necessary approvals under the HSR Act or
(B) July 15, 1998; (4) by the Parent or Purchaser in the event of a material breach or failure to perform in any material respect by the Company of any representation, warranty, covenant or other agreement contained in the Merger

Agreement which cannot be or has not been cured within ten (10) days after the giving of written notice to the Company; (5) by the Company, upon its execution, prior to the Parent or Purchaser's purchase of Shares pursuant to the Offer, of a binding agreement with a third party with respect to a Transaction Proposal (as defined below in 'Transaction Proposals'), provided that it has complied with all provisions of the Agreement, including the notice provisions described in 'Transaction Proposals' below, and that it pays the Termination Fee (as defined below) as provided in the terms of the Merger Agreement described below in 'Fees and Expenses;' (6) by the Company in the event of a material breach or failure to perform in any material respect by Purchaser or the Parent of any representation, warranty, covenant or other

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agreement contained in the Merger Agreement which cannot be or has not been cured within ten (10) days after the giving of written notice to the Parent and Purchaser; or (7) by Purchaser if Purchaser terminates the Offer as a result of the occurrence of any event set forth under 'Certain Conditions of the Offer.'

     Transaction Proposals. The Merger Agreement provides that, until the termination of the Merger Agreement, neither the Company nor any of its subsidiaries, nor any of their respective officers, directors, employees, representatives, agents or affiliates (including, without limitation, any investment banker, attorney or accountant retained by the Company or any of its Subsidiaries) will directly or indirectly initiate, solicit or knowingly encourage (including by way of furnishing non-public information or assistance), or take any other action to facilitate knowingly, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to any Transaction Proposal (as defined below) or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain a Transaction Proposal or agree to or endorse any Transaction Proposal or authorize or permit any of its officers, directors, or employees of any of its subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by any of its subsidiaries to take any such action; provided, however, that nothing contained in the Merger Agreement shall prohibit the Board of Directors of the Company, including any special committee thereof prior to the acceptance for payment of the Shares pursuant to the Offer from furnishing information to or entering into discussions or negotiations with any person or entity that makes an unsolicited written, bona fide Transaction Proposal (as defined below), in respect of which such person or entity has all of the necessary funds or commitments therefor. The Merger Agreement defines 'Transaction Proposal' as any of the following (other than the transactions between the Company and Purchaser contemplated by the Offer and the Merger Agreement) involving the Company or any of its subsidiaries: (i) any merger, consolidation, share exchange, recapitalization, business combination, or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of transactions; (iii) any tender offer or exchange offer for, or the acquisition (or right to acquire) of beneficial ownership by any person, group or entity, other than a person, group or entity (as defined under Section 13(d) of the Exchange Act) of 20% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection therewith; (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing; or (v) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or which would reasonably be expected to dilute materially the benefits to Parent of the transactions contemplated hereby. The Merger Agreement provides further that if a Transaction Proposal exists and the Board of Directors of the Company, after consultation with its financial advisors and after consultation with and receipt of advice of independent legal counsel (who may be the Company's regularly engaged independent legal counsel) determines in good faith that such action is necessary for the Board of Directors to comply with its fiduciary duties to stockholders under applicable law, the Board of Directors of the Company may, at any time prior to the acceptance for payment of Shares pursuant to the Offer and subject to the notification requirements described below: (i) withdraw or modify its recommendation of the Offer, the Merger or the Merger Agreement and (ii) make to the Company's stockholders any recommendation and related filing with the Commission as required by Rule 14e-2 and 14d-9 under the Exchange Act with respect to any tender offer, or take any other legally required action with respect to such tender offer (including, without limitation, the making of public disclosures as may be necessary or reasonably advisable under applicable securities laws).

     Prior to the Board of Directors withdrawing or modifying its approval or recommendation of the Offer, this Agreement or the Merger, approving or recommending a Transaction Proposal, or entering into an agreement with respect to a Transaction Proposal, the Board of Directors shall provide Parent with a written notice (a 'Notice of Transaction Proposal') advising Parent that the Board of Directors has received a Transaction Proposal, specifying the material terms and conditions of such Transaction Proposal (unless prohibited from doing so by the terms thereof) and identifying the person making such transaction Proposal (unless prohibited from doing so by the terms thereof), and neither the Company nor any subsidiary shall enter into an agreement with respect to a Transaction Proposal until midnight three business days after the day on which the Notice of Transaction Proposal was given to Parent. In addition, if the Company proposes to enter into an agreement with respect to any Transaction Proposal, it shall concurrently with entering into such agreement pay, or cause to be paid, to Parent its expenses and fees and the Termination Fee (as provided in and defined in 'Fees and Expenses' below).

     Fees and Expenses. The Merger Agreement provides that except as provided below, all fees and expenses incurred in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses. The Merger Agreement further provides that, subject to the last sentence of this paragraph, the Company will pay to Purchaser the amount equal to $5,000,000 in cash to be paid pursuant to the Merger Agreement (the 'Termination Fee') under the following circumstances: (1) if the Company terminates the Merger Agreement in accordance with the provisions described above in clause 5 of 'Termination of the Merger Agreement' or (2) if Parent or Purchaser terminates the Merger Agreement in accordance with the provisions described above in clause 4 of 'Termination of the Merger Agreement' or in accordance with the provisions described above in clause 7 of 'Termination of the Merger Agreement' if Purchaser's failure to accept Shares for payment results from the failure of the Minimum Condition to be satisfied or the occurrence of any of the events set forth in subparagraphs
(c), (d) or (f) of 'Certain Conditions of the Merger.' Notwithstanding the foregoing, the Merger Agreement provides that no Termination Fee will be payable if such termination results from the Company's breach of certain representations and warranties relating to the absence of a Material Adverse Change (as defined below) with respect to the Company. The Merger Agreement defines the term Material Adverse Change to mean, when used in connection with the Company, any change or effect that either individually or in the aggregate with all such other changes is materially adverse to the business, financial condition, or results of operations of the Company and its subsidiaries taken as a whole; provided, however, that no Material Adverse Change will be deemed to have occurred as a result solely of general economic conditions affecting generally the industry in which the Company competes and general market conditions in the United States.

     In addition, in connection with any termination of the Merger Agreement under any circumstance in which the Termination Fee would be payable, the Merger Agreement provides that the Company will also be obligated, simultaneously with such termination, to reimburse Purchaser for all out-of-pocket expenses and fees in an aggregate amount not to exceed $1.5 million.

     Conduct of Business by the Company. The Merger Agreement provides that until the earlier of the Effective Time of the Merger and consummation of the Offer, the Company will, and will cause its Subsidiaries to, act and carry on their respective businesses in the usual, regular and ordinary course of business consistent with past practice and, to the extent consistent therewith, use their respective reasonable best efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers, licensors, licensees, advertisers, distributors and others having business dealings with them and to preserve goodwill. Without limiting the generality of the foregoing, during the period from the date of the Merger Agreement until the earlier of the Effective Time of the Merger and consummation of the Offer, the Company will not, and will not permit any of its Subsidiaries to, without Purchaser's prior written consent: (a) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock (c) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except for the acquisition of Shares from holders of Company Stock Options in full or partial payment of the exercise price payable by such holder upon exercise of Company Stock Options outstanding on the date of the Merger Agreement; (d) authorize for issuance, issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock or the capital stock of any of its Subsidiaries, any other voting securities or any securities convertible into, any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or any other securities or equity equivalents (including without limitation stock appreciation rights) (other than an increase in the number of shares subject to the Stock Option Plan pursuant to existing contractual obligations and the issuance of Shares upon the exercise of Company Stock Options outstanding on the date of the Merger Agreement and in accordance with their present terms); (e) amend its Charter, By-laws or other comparable charter or organizational documents; (f) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof material to the Company; (g) other than as specifically permitted by the Merger Agreement, sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets other than any such properties or assets the value of which do not exceed $2.0 million individually and $10.0 million in the aggregate, except sales of inventory, in the ordinary course of business consistent with past practice; (h) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another person, enter into any 'keep well' or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings and for lease obligations, in each case incurred in the ordinary course of business consistent with past practice; (i) make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any direct or indirect wholly owned Subsidiary of the Company, other than loans to employees in the ordinary course of business not to exceed $25,000 in any one case or $500,000 in the aggregate; (j) pay, discharge or satisfy any claims (including claims of stockholders), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), except for the payment, discharge or satisfaction, (i) of liabilities or obligations in the ordinary course of business consistent with past practice or in accordance with their terms as in effect on the date hereof or (ii) claims settled or compromised to the extent permitted under clause (n) below, or waive, release, grant, or transfer any rights of material value or modify or change in any material respect any existing license, lease, permit, contract or other document, other than in the ordinary course of business consistent with past practice; (k) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or reorganization; (1) enter into any new collective bargaining agreement; (m) change any material accounting principle used by it; (n) settle or compromise any litigation (whether or not commenced prior to the date of the Merger Agreement) other than settlements or compromises of litigation where the amount paid (after giving effect to insurance proceeds actually received) in settlement or compromise is not material to the Company; (o) make any new capital expenditure or expenditures, other than capital expenditures not to exceed in the aggregate, the amounts provided for in the capital budget of the Company provided to Purchaser; (p) neither the Company nor any of its Subsidiaries shall, except in the ordinary course of business and except as otherwise permitted by this Agreement, modify, amend or terminate any contract or agreement set forth in the SEC Documents filed and publicly available prior to the date of this Agreement to which the company or any Subsidiary is a party or waive, release or assign any material rights or claims; (q) neither the Company nor any of its Subsidiaries shall: (i) enter into any employment agreement with any officer, director or key employee of the Company or any of its subsidiaries; or (ii) hire or agree to hire any new or additional key employees or officers;
(r) neither the Company nor any of its Subsidiaries shall make any Tax election or settle or compromise any material Tax liability; (s) neither the Company nor any of its Subsidiaries will voluntarily take, or voluntarily agree to commit to take, any action that would make any representation or warranty of the Company contained herein inaccurate in any respect at, or as of any time prior to, the Effective Time; or (t) authorize any of, or commit or agree to take any of, the foregoing actions;

     Stock Options and Warrants. The Merger Agreement provides that as soon as practicable following the date thereof, the Board of Directors of the Company (or, if appropriate, any committee administering the Company Stock Option Plans, as defined below) will adopt such resolutions or take such other actions if any, as may be reasonably required to adjust the terms of all outstanding options to purchase the Company Stock Options granted under the Stock Option Plan, whether vested or unvested, as necessary to provide that, at the Effective Time, each Stock Option outstanding immediately prior to the Effective Time will vest as a consequence of the Merger and be canceled in exchange for a payment from the Company after the Merger (subject to any applicable withholding taxes) equal to the product of (a) the total number of shares of Company Common Stock subject to such Company Stock Option and (b) the excess of $8.25 over the exercise price per share of Company Common Stock subject to such Company Stock Option and applicable withholding taxes, payable in cash immediately following the Effective Time of the Merger, except that payment with respect to options accellerated as a result of the Merger will be payable (i) on the first anniversary of the Effective Time if the optionee is an employee of the Company on such anniversary, (ii) on the date of termination of the optionee if employment is terminated by the Company without Cause or by the optionee after reaching age 62 or for Good Reason and (iii) shall not be paid and shall be forfeited if employment is terminated for Cause or by optionee prior to reaching age 62 for any reason other than Good Reason. The Stock Option Plan and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any subsidiary shall terminate as of the Effective Time of the Merger, and the Company shall ensure that, following the Effective Time of the Merger, no holder of a Company Stock Option nor any participant in any Stock Option Plan shall have any right thereunder to acquire equity securities of the Company following the Merger. Also, each outstanding warrant shall at the Effective Time automatically without further action of the Company or the holders thereof, be converted into the right to receive an amount equal to the difference between the Merger Consideration and the exercise price of such warrant.

     Additional Undertakings. Upon the terms and subject to the conditions set forth in the Merger Agreement, each of the parties has agreed to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement. The Parent, Purchaser and the Company will use their reasonable best efforts and cooperate with one another (i) in promptly determining whether any filings are required to be made or consents, approvals, waivers, licenses, permits or authorizations are required to be obtained (or, which if not obtained, would result in a breach or violation, or an event of default, termination or acceleration of any agreement or any put right under any agreement) under any applicable law or regulation or from any governmental authorities or third parties, including parties to loan agreements or other debt instruments, in connection with the transactions contemplated by the Merger, including the Offer and the Merger and (ii) in promptly making any such filings, in furnishing information required in connection therewith and in timely seeking to obtain any such consents, approvals, permits or authorizations. Notwithstanding the foregoing, or any other covenant contained in the Merger Agreement, in connection with the receipt of any necessary approvals under the HSR Act, neither the Company nor any of its Subsidiaries will be entitled to divest or hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, the Company or any of its Subsidiaries or any material portions thereof or any of the businesses, product lines, properties or assets of the Company or any of its subsidiaries, without Purchaser's prior written consent. The Merger Agreement requires the Company and Parent to make, subject to the condition that the transactions contemplated by the Merger Agreement actually occur, any undertakings (including undertakings to make divestitures, provided, in any case, that such divestitures need not themselves be effective or made until after the transactions contemplated hereby actually occur) required in order to comply with the antitrust requirements or laws of any governmental entity, including the HSR Act, in connection with the transactions contemplated by this Agreement.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties, including representations from the Company to the Parent and Purchaser with respect to, among other things, its organization, subsidiaries, capitalization, authorization and validity of the Merger Agreement, consents and approvals, public filings and financial statements, undisclosed liabilities, conduct of business and absence of certain adverse changes or events, litigation, labor matters, compliance with laws, employee benefit plans, tax matters, employee benefit plans, environmental matters, material contracts, brokers and finders and opinion of financial advisor, recommendation of the Board of Directors, required vote of Company shareholders, state takeover statutes, intellectual property, title to properties and products liability.

     Procedure for Termination, Amendment, Extension or Waiver. A termination, amendment, extension or waiver will, in order to be effective, require, in the case of Purchaser and the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors.

     Appraisal Rights. Under Section 262 of the DCGL, stockholders of the Company will have certain dissenters' rights of appraisal. Stockholders must follow the procedures set forth therein to be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the 'fair value' of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by such court. Stockholders who consider seeking appraisal, if available, should be aware that the fair value of their Shares as determined under Section 262 could be more than, less than or equal to the consideration to be received by stockholders in the Merger.

     Where a proposed merger for which statutory appraisal rights are available is submitted for approval at a meeting of stockholders, Section 262 requires that the company, not less than 20 days prior to such meeting, notify each of its stockholders who was such on the record date for such meeting with respect to the shares for which statutory appraisal rights are available, that statutory appraisal rights are so available, and must include in such notice a copy of
Section 262. If a merger for which statutory appraisal rights are available is approved without a vote of stockholders pursuant to the short form merger procedure set forth in Section 253 of the DGCL, Section 262 requires the surviving corporation, either before the effective date or within 10 days thereafter, to notify each of the stockholders entitled to appraisal rights of the effective date of the merger and that appraisal rights are available for any or all of the shares of the Company, and to include in such notice a copy of
Section 262. This Solicitation/Recommendation Statement constitutes such notice to the holders of the Shares and the provisions of Section 262 are attached to this Solicitation/Recommendation Statement as Exhibit 3. Any Company stockholder who wishes to exercise statutory appraisal rights with respect to all or a portion of the Shares held by such stockholder or who wishes to preserve the right to do so should review the following discussion and Exhibit 2 carefully, as the failure to timely and properly comply with the procedures specified will result in the loss of statutory appraisal rights under Delaware law.

     If the proposed Merger is submitted for approval of a meeting of stockholders, a holder of Shares wishing to exercise statutory appraisal rights must (i) deliver to the Company prior to the vote on the Merger Agreement at the Special Meeting a written demand for appraisal of such holder's Shares and (ii) not vote in favor of adoption of the Merger Agreement. A holder of Shares wishing to exercise such rights must be the record holder of such Shares on the date the written demand is made and must continue to hold such shares of record through the Effective Time. Accordingly, a holder of the Shares who is a record holder on the date that the demand is made but who subsequently transfers such Shares prior to the Effective Time will lose such holder's right to appraisal with respect to the Shares transferred.

     A demand for appraisal should be executed by or on behalf of the holder of record, fully and correctly, as such holder's name appears on the stock certificate. If the Shares in question are held in a fiduciary or representative capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person as in a joint tenancy or a tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder such as a broker who holds Shares as nominee for several beneficial owners may exercise statutory appraisal rights with respect to the Shares held by one or more beneficial owners without exercising such rights with respect to other beneficial owners; in such case, the written demand should set forth the number of Shares as to which appraisal is sought and, where no number of Shares is expressly mentioned, the demand will be presumed to cover all Shares held in the name of the record owner. Stockholders who hold the Shares in brokerage accounts or other nominee form and who wish to assert statutory appraisal rights are urged to consult with their brokers to determine the appropriate procedures to be followed in making a demand for appraisal by such a nominee. All written demands for appraisal should be sent or delivered to the Company and addressed to the Secretary.

     Any holder of the Shares who has duly demanded an appraisal in compliance with Section 262 will not, from and after the Effective Time, be entitled to vote the Shares subject to the demand for any purpose or be entitled to the payment of dividends or other distributions on the Shares (except for dividends or distributions payable to holders of record of the Shares of a record date prior to the Effective Time). After the Effective Time, no Shares will be outstanding.

     Within 10 days after the Effective Time the Surviving Corporation will be required to notify each stockholder who has complied with the provisions of
Section 262 and who has not voted in favor of adoption of the Merger Agreement of the date that the Merger became effective, or the Effective Time. Within 120 days after the Effective Time, any stockholder who has complied with the requirements for exercise of statutory appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statements must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands, whichever is later.

     The foregoing is only a partial summary of sections 262, inclusive, of the DCGL and is qualified in its entirety by reference to the provisions thereof, the full text of which is filed herewith as Exhibit 3.

STOCK PURCHASE AGREEMENT

     The following is a summary of certain provisions of the Stock Purchase

Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Stock Purchase Agreement, a copy of which is filed with the Commission as Exhibit 4 to the Schedule 14D-9 and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Stock Purchase Agreement.

     Pursuant to the Stock Purchase Agreement, the Sellers have agreed to sell, transfer and deliver all Shares owned by them of the Company at the Closing at a price per share equal to $8.25 or such higher per share price as the Purchaser may have paid pursuant to the Offer. The Major Sellers have also agreed in the Stock Purchase Agreement that, at any meeting of the stockholders of the Company, each Major Seller shall (a) vote in favor of the Merger or any other transaction contemplated by the Merger Agreement, (b) vote against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement and (c) vote against any action or agreement that would impede, interfere with or discourage the Offer or the Merger.

     Each Major Seller in the Stock Purchase Agreement has granted the Purchaser as irrevocable proxy and irrevocably appoints the Purchaser or its designees, with full power of substitution, its attorney and proxy to vote all such Seller's Shares in respect of any of the matters set forth in clauses (a) through (c) above and in the manner specified in such clauses, provided, however, that certain conditions are met.

     Pursuant to the Stock Purchase Agreement, the Sellers have agreed that in the event that within 12 months following the date of the expiration of the Offer, a Seller shall sell, transfer or otherwise commit to dispose any or all of such Shares to any party other than the Parent or an affiliate of the Parent (a 'Sale') and realize a Profit (as defined below) from such Sale, then such Seller shall pay to the Parent an amount equal to the Profit. Such amount shall be paid to the Parent promptly following the receipt of proceeds by the Seller or its affiliates from such Sale. The term 'Profit' shall mean the excess, if any, of (a) the aggregate consideration received by the Seller or its affiliates in connection with the Sale over (b) the number of Shares sold, transferred or disposed of in connection with the Sale multiplied by the Offer Price.

     Pursuant to the Stock Purchase Agreement, the Sellers have agreed not to,
(i) sell, transfer, pledge, assign or otherwise dispose of their Shares; (ii) grant any proxies, deposit their Shares into a voting trust or enter into a voting agreement with respect to any of their Shares; or (iii) solicit, encourage, participate in or initiate discussions or negotiations with, or provide information to, any person, other than Parent or any affiliate of Parent, concerning any merger, sale of assets, sale of shares of capital stock or similar transactions involving the Company.

     The Stock Purchase Agreement, and all rights and obligations of the parties thereunder, terminates upon the earliest of (i) the purchase of Shares pursuant to the Offer, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) 12 months from the date of the Stock Purchase Agreement.

CONFIDENTIALITY AGREEMENT

     The following is a summary of certain provisions of the Confidentiality Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed with the Commission as Exhibit 5 to the Schedule 14D-9 and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Confidentiality Agreement.

     The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, Parent has agreed, subject to certain exceptions, to keep confidential all nonpublic, confidential or proprietary information concerning the Company which is furnished to Parent by or on behalf of the Company (the 'Confidential Information'), and to use the Confidential Information solely for the purpose of evaluating a possible transaction involving the Company and Parent and will not be used in any way detrimental to the Company.

     Parent has further agreed that, for a period of two years from the date of the Confidentiality Agreement, unless Parent receives the prior written consent of the Company, Parent will not, directly or indirectly, solicit any management employee of the Company for employment. Parent shall also not disclose to any person without the prior consent of the Company (i) that the Confidentiality Agreement has ben entered into; (ii) that any negotiations are taking place concerning a possible Transaction involving the Company; or (iii) that Parent has requested or received Confidential Information from the Company.

     In the Event that the Parent or its Representatives are requested or required (by oral questions, interrogatories, requests for information or documents, subpoena, investigative demand or similar process) to disclose any Confidential Information, Parent has agreed to give the Company prompt written notice of such request or requirement so that the Company may seek an appropriate protective order or other remedy and waive Parent's compliance with the Confidentiality Agreement. If such protective order is not obtained or the Company does not waive compliance with the Confidentiality Agreement, Parent may, upon the advice of legal counsel, disclose Confidential Information to a tribunal provided, however, that Parent gives the Company notice of the information to be disclosed as far in advance as practicable and Parent uses reasonable efforts (at the Company's expense) to obtain reliable assurance that the information disclosed will be accorded confidential treatment by the tribunal.

EMPLOYMENT AGREEMENTS

     The Company entered into an Addendum to Employment Agreement, effective as of February 25, 1997, with Meeta R. Vyas, the Vice Chairman and Chief Executive Officer of the Company amending the Employment Agreement dated August 11, 1997. Pursuant to the Addendum, Ms. Vyas may voluntarily terminate her employment with the Company if, following a 'Change of Control' (as defined in the Employment Agreement, dated as of August 11, 1997, between the Company and Ms. Vyas), Ms. Vyas's duties, responsibilities, authority, functions or title with the Company or any surviving entity, or with the parent entity of the Company or any surviving entity, are not consistent with the title, duties and responsibility of the Chief Executive Officer of a public company which is not a subsidiary of any other company, and Ms. Vyas will be entitled to receive the same compensation as if she had been terminated other than for cause.

     The Company entered into an Amendment No. 1 to Employment Agreement with Timothy J. McGinnity on January 20, 1998. As amended, the agreement provides that, in the event of termination of employment other than for cause during the one-year period following a 'Change of Control' in the Company (as defined in such amendment), Mr. McGinnity will be entitled to receive payment of his salary until the earlier of 18 months after the date of termination or the date Mr. McGinnity obtains a position with another employer at a substantially equivalent annual base salary as that paid pursuant to Mr. McGinnity's Employment Agreement.

     The Company entered into an Amendment No. 1 to Employment Agreement with Steven M. Billick on January 20, 1998. As amended, the agreement provides that, in the event of termination of employment other than for cause during the one-year period following a 'Change of Control' in the Company (as defined in such amendment), Mr. Billick will be entitled to receive payment of his salary until the earlier of 18 months after the date of termination or the date Mr. Billick obtains a position with another employer at a substantially equivalent annual base salary as that paid pursuant to Mr. Billick's Employment Agreement.

     All of the employment agreements and salary continuation agreements between the Company and its executive officers contain customary noncompetition and non-disclosure provisions.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation of the Board of Directors.

     THE BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND DETERMINED THAT EACH OF THE OFFER AND THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF THE COMPANY. THE BOARD OF DIRECTORS RECOMMENDS THAT ALL HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     (b) Background; Reasons for the Recommendation.

     Background. During the Fall of 1997, Thomas H. Lee Company was approached by a party interested in a possible acquisition of the Company. The Company executed a confidentiality agreement with the third party and the third party performed due diligence on the Company. On October 17, 1997, the Company engaged Donaldson, Lufkin & Jenrette Securities Corporation ('DLJ') to serve as its financial advisor in connection with a potential sale of the Company to such third party. Shortly thereafter, the third party informed the Company that it was no longer interested in pursuing a transaction due to the third party's inability to reconcile issues concerning its partner in the proposed transaction.


     Thomas H. Lee Company was next approached in December of 1997 by two other parties interested in a possible acquisition of the Company, and by a third interested party in January 1998. The Company executed confidentiality agreements with two of these interested parties. During January 1998, these parties met with members of the Board of Directors of the Company, met with management and performed due diligence on the Company. On February 2, 1998, the Company's engagement of DLJ was amended so as to allow it to serve as the Company's financial advisor in connection with a potential sale of the Company to any of the interested parties. DLJ reported that it had also received an inquiry from an additional interested party regarding a possible acquisition of the Company. The Board of Directors of the Company formed a Special Committee consisting of Messrs. Carmichael, Jones and Schoen (who was designated as Chairman of the Special Committee) to coordinate with DLJ on its discussions with interested parties.

     Subsequent to this meeting, an additional interested party contacted Thomas
H. Lee Company concerning a possible acquisition of the Company and on February 9, 1998, representatives of Morgan Stanley & Co. (Parent's financial advisor) first contacted Thomas H. Lee Company to discuss a possible acquisition of the Company and another company in which Thomas H. Lee Company had a significant equity interest.

     On February 11, 1998, representatives of Morgan Stanley and representatives of Parent met with representatives of Thomas H. Lee Company during which they discussed a possible acquisition of the Company.

     On February 12, 1998, the Special Committee met telephonically to discuss the status of discussions with interested third parties.

     On February 17, 1998, representatives of Morgan Stanley discussed with directors of the Company via telephone the scope of confidential information the Company would afford Parent. The Company and Parent entered into a confidentiality agreement on February 17, 1998.

     During the week of February 16, 1998, five parties remained interested and several parties who previously signed confidentiality agreements engaged in extensive due diligence on the Company. Also, several of the interested parties, and their potential financing sources, met with management of the Company.

     On February 20, 1998, representatives of Morgan Stanley and Parent met with the Company's Chief Executive Officer and Vice Chairman and representatives of DLJ at DLJ's offices in New York to perform due diligence on the Company. Later that day, Morgan Stanley expressed Parent's serious interest in a possible acquisition of the Company. As a result of this interest and Parent's discussions to acquire the other company in which Thomas H. Lee Company had a significant interest, of which Mr. Schoen is also a director, Mr. Schoen resigned from the Special Committee on February 20, 1998.

     On February 22, 1998, the Special Committee (Messrs. Carmichael and Jones) met telephonically with DLJ to discuss the status of discussions with various interested parties. The Special Committee instructed DLJ to seek definitive proposals for an acquisition of the Company from all interested parties by February 26 or 27, 1998, depending upon DLJ's discussions with the interested parties and the interested parties' ability to meet this timing.

     On February 23, 1998, in conversations with the three parties who were actively engaged in or substantially completed with their due diligence on the Company, DLJ advised such parties that they would be receiving a draft Merger Agreement and requested definitive proposals by February 27, 1998. Between February 23, 1998 and February 25, 1998, DLJ had numerous conversations with the three interested parties who indicated a continued interest in acquiring the Company and these interested parties had meetings with management and continued their due diligence on the Company.

     On February 24, 1998, the Board of Directors of the Company discussed the potential sale of the Company. DLJ updated the Board on the status of the interested parties' review of the Company.

     On February 25 and 26, 1998, counsel for two of the interested parties, including Parent, provided proposed comments on the draft Merger Agreement previously provided to them. On February 26, 1998, Counsel to the Special Committee met telephonically with DLJ and the Special Committee to summarize the terms and conditions proposed by these two interested parties. Both proposals contemplated that the shareholders of the Company affiliated with Thomas H. Lee Company (the 'Lee Stockholders') would execute, at the time of the Company's execution of the Merger Agreement, an irrevocable proxy as well as an option to purchase the Lee Stockholders' shares at a price equal to the per share consideration offered to be paid by such party in the acquisition of the Company.

     On February 26, 1998, DLJ instructed the parties to provide their final and best offers by 5:00 p.m. on February 27, 1998, at which time the Special Committee would meet.

     On February 27, 1998, counsel for the third interested party provided comments on the draft Merger Agreement to counsel for the Special Committee. The terms and conditions reflected in this third party's proposal included an irrevocable proxy and option to purchase the Lee Stockholders' Shares.

     On February 26 and 27, 1998, DLJ and the Special Committee's counsel negotiated the terms of the Merger Agreement with the interested parties and their counsel, including but not limited to certain conditions to closing, certain non-solicitation requirements, the amount of break-up fee, the circumstances under which a break-up fee would be payable and the obligations of the parties to undertake certain actions in order to consummate a transaction.

     On February 27, 1998, DLJ received proposals from Parent and two other parties ('Bidder 1' and 'Bidder 2,' respectively). Parent's proposal contemplated a price of $8.00 per Share and continued to require an irrevocable proxy and certain other terms and conditions viewed unfavorably by the Special Committee. Bidder 1 also submitted a proposal of $8.00 per Share which contained some terms and conditions that were viewed unfavorably by the Special Committee, including the requirement of an irrevocable proxy. Representatives of Bidder 1 indicated orally to representatives of DLJ that it would be willing to pay $8.25 per Share if the Company were to engage in one-on-one negotiations with such party with respect to an acquisition of the Company. Bidder 2 provided an offer to purchase the Company's shares for $7.10 per Share, if structured as a tender offer followed by a merger, as proposed by the Company, or $7.85 per Share if structured as a one-step merger transaction with no tender offer. The Special Committee reviewed these bids and instructed DLJ to continue discussions with the interested parties so as to be in a position to recommend one of the bids at the Board of Directors' meeting scheduled for February 28, 1998.

     During the evening of February 27, 1998 and the morning of February 28, 1998, DLJ negotiated with Parent and Bidder 1 certain aspects of their proposals and informed them that the Special Committee would be meeting at 10:00 a.m. on February 28, 1998 in advance of an 11:00 a.m. Board of Directors Meeting. Parent increased its proposal to $8.25 per Share, relinquished its request for an irrevocable proxy and improved other terms and conditions of its proposal. Bidder 1 indicated a final and definitive proposal at $8.25 per Share without the requirement of an irrevocable proxy and improved other terms and conditions of its offer. Bidder 2 increased its proposed offer to $7.85 per Share for a tender offer followed by a merger and $8.25 per Share for a one-step merger transaction without a tender offer.

     During the February 28, 1998 Board of Directors meeting, DLJ reported to the Special Committee and the Board of Directors the status of offers from the three interested parties. The offers of Parent and Bidder 1 were at $8.25 per Share and the offer of Bidder 2 was at $7.85 per Share for a tender offer followed by a merger and

$8.25 per Share for a one-step merger transaction. DLJ also reported that both Parent and Bidder 1 would be willing to give up their request for irrevocable proxies and would instead agree that the Lee Stockholders could provide proxies that would terminate if the Board of Directors of the Company terminated the Merger Agreement in order to accept a better offer from a third party. DLJ expressed its opinion that Bidder 2 would also ultimately drop its request for an irrevocable proxy, if requested. The Special Committee reported that, of the offers presented, the Special Committee recommended the offer of Parent due to price, certainty of closure and terms and conditions. DLJ indicated that it was prepared to recommend that the consideration offered by Parent was fair to the Company's shareholders, other than shareholders who are affiliates of the Company, from a financial point of view. Thereafter, after discussion of the various proposals and DLJ's fairness analysis, the Board of Directors approved the offer of Parent.

     Thereafter, on February 28, 1998, the Merger Agreement was signed by Parent, the Purchaser and the Company and the Stock Purchase Agreement was signed by the Lee Stockholders and the Purchaser. The transaction was announced on the morning of March 2, 1998.


     Reasons for the Transaction; Factors Considered by the Board. The Board of Directors and the Company's senior management have reviewed the Company's strategic position in the counter-top appliance and consumer health product industries, the near and longer term prospects for those industries, the consolidation trends within those industries and the strategic alternatives available to the Company, all with a view to maximizing shareholder value. In conducting its review, the Board of Directors considered the Company's results of operations for the fiscal year ended September 28, 1997 as well as earnings per share of the Company for the fiscal quarter ended December 28, 1997. The Board of Directors also considered the recent trading prices of the Company's Common Stock. In light of the Board's review of the Company's competitive position, recent operating results and stock price, anticipated trends in the industries in which the Company competes, and the price per Share being offered by Parent, the Board of Directors determined that it would be in the best interest of the Company's shareholders to approve the Merger Agreement. In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders of Shares of the Company's Common Stock tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors including:

            (i) the terms of the Merger Agreement, and the Stock Purchase Agreement executed by certain stockholders in connection therewith, including provisions allowing the Lee Stockholders' Shares to be voted in favor of a competing offer if the Merger Agreement were terminated by the Company in accordance with its terms to allow the Company to enter into an agreement with any such competing bidder;

           (ii) the trading price of shares of the Company's Common Stock, and the expected trading prices for the foreseeable future;

           (iii) the Company's competitive position and current trends in the counter-top appliance and consumer health product industries;

           (iv) the results of the Company's discussions during 1997, and the results of the process undertaken by the Company in 1998, with respect to a potential sale of the Company, and the low likelihood that a third party would propose a cash price higher than $8.25 per Share;

            (v) the fact that Parent's offer was not subject to a financing contingency whereas the other offers available to the Board were either (i) subject to financing contingencies or (ii) to be consummated through newly-formed corporations with no existing assets, which were also subject to consummation of conditions to financing from such bidders' funding sources;

           (vi) DLJ's opinion that the consideration to be received by the stockholders of the Company, other than stockholders who are affiliates of the Company, pursuant to the Merger Agreement is fair to such stockholders from a financial point of view, as well as a presentation by DLJ of various financial analyses relating to the Merger, including among other things a review of the Company's historical, financial and stock market performance; a review of selected financial and stock trading data for selected companies that produce consumer and professional appliances, a review of financial ratios for selected merger and acquisition transactions in the consumer and professional appliance industry; a number of discounted cash flow analyses at various discount rates and terminal values based on Management's projections for the Company's future performance; an analysis of premiums paid in selected merger and acquisition transactions within a certain transaction value range and an analysis of values that might be achieved in a leveraged buyout transaction involving the Company.

              The full text of the DLJ fairness opinion is attached hereto as
     Exhibit 6. The DLJ opinion is addressed to the Board of Directors of the Company and does not address the merits of the underlying decision of the Company to engage in the transactions contemplated by the Merger Agreement and does not constitute a recommendation to any holder of Shares as to how such holder should respond to the Offer. The summary of the DLJ opinion set forth in this statement on Schedule 14D-9 is qualified in its entirety by reference to full text of the DLJ opinion attached hereto attached as
     Exhibit 6. Holders of shares are urged to read the DLJ opinion in its entirety.

           (vii) the recommendation of the Special Committee of the Board of Directors that the Parent's offer be approved;

          (viii) the fact that holders of approximately 48% of the Shares were prepared to endorse the Merger Agreement; and

           (ix) the availability of the dissenters' rights of appraisal in the Merger.

     The Board of Directors did not assign relative weight to the above factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Pursuant to a letter agreement (the 'Advisory Agreement') dated October 17, 1997 as amended by a letter agreement dated February 12, 1998, between the Company and Donaldson, Lufkin & Jenrette Securities Corporation ('DLJ'), DLJ agreed to advise and assist the Company, as financial advisor, in connection with a possible business combination (a 'Transaction'), including financial advice and assistance, performing valuation analyses, structuring, analyzing and negotiating various aspects of the Transaction and, if requested, rendering a written opinion to the Board of Directors of the Company as to the fairness from a financial point of view of the consideration to be received by stockholders of the Company in any proposed Transaction.

     Pursuant to the Advisory Agreement, the Company will pay DLJ for its services in connection with the Merger (i) a fee of $350,000 upon delivery of a written fairness opinion, (ii) an additional fee of $50,000 for each updated fairness opinion, and (iii) an additional fee in an amount equal to 0.85% of the aggregate consideration payable to stockholders pursuant to the Merger and the amount of any debt assumed, acquired or remaining outstanding in connection with the Merger (which additional fee is expected to equal approximately $2,100,000), less any amounts paid by the Company pursuant to clauses (i) and (ii) above. In addition, the Company agreed to reimburse DLJ for reasonable out-of-pocket expenses (including the reasonable fees and expenses of its legal counsel) incurred by DLJ in connection with the Advisory Agreement and to indemnify DLJ and its affiliates and the respective directors, officers, agents and employees of DLJ and its affiliates against certain liabilities and expenses, including liabilities under the Federal Securities laws.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) No transactions in the Shares have been effected during the past sixty
(60) days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company; except for a former executive officer who exercised 12,500 vested options to purchase Shares.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, all of the Company's executive officers, directors and affiliates who own Shares presently intend to tender such Shares to Purchaser pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY

     (a) Except as set forth herein, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there are no transactions, Board of Directors' resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7 (a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     The Information Statement attached hereto as Annex I is being furnished pursuant to Rule 14f-1 under the Exchange Act in connection with the possible designation by Parent and Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NO.
-----------
Exhibit 1     --   Agreement and Plan of Merger, dated as of February 28, 1998, by and among Signature Brands USA, Inc.,
                   Sunbeam Corporation and Java Acquisition Corp.
Exhibit 2     --   Proxy Statement for the Annual Meeting of Stockholders filed pursuant to Regulation 14A, dated
                   January 23, 1998.
Exhibit 3     --   Title 8 Section 262, Delaware General Corporation Law.
Exhibit 4     --   Stock Purchase Agreement, dated as of February 28, 1998, by and among Java Acquisition Corp. and the stockholders named therein.
Exhibit 5     --   Confidentiality Agreement, dated February 17, 1998, between Sunbeam Corporation and Signature Brands
                   USA, Inc.
Exhibit 6     --   Opinion of Donaldson, Lufkin & Jenrette Securities Corporation*
Exhibit 7     --   Press Release issued by the Company, dated March 2, 1998.
Exhibit 8     --   Letter to Stockholders of Signature Brands USA, Inc.*

------------------
* Included in copies mailed to shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                SIGNATURE BRANDS USA, INC.

                                          By:         /s/ MEETA VYAS
                                              ------------------------------
                                                         Meeta Vyas
                                                     Chief Executive Officer

Dated: March 6, 1998

                           SIGNATURE BRANDS USA, INC.
                               7005 Cochran Road
                           Glenwillow, OH 44139-4312

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about March 6, 1998, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the 'Schedule 14D-9') to holders of the Common Stock of Signature Brands USA, Inc. (the 'Corporation'). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons (the 'Parent Designees') designated by Sunbeam Corporation (the 'Parent') to a majority of the seats on the Board of Directors of the Corporation.

     Pursuant to the Merger Agreement, on March 6, 1998, Java Acquisition Corp. commenced the Offer. The Offer is scheduled to expire at 12:00 Midnight on April 2, 1998, unless otherwise extended.

     The information contained in this Information Statement (including information incorporated by reference) concerning Parent and Java Acquisition Corp. and the Parent Designees has been furnished to the Corporation by Parent and Java Acquisition Corp., a wholly owned subsidiary of Parent, and the Corporation assumes no responsibility for the accuracy or completeness of such information.

                 GENERAL INFORMATION REGARDING THE CORPORATION

GENERAL

     The common stock, no par value per share ('Common Stock'), is the only class of voting securities of the Corporation outstanding. Each share of Common Stock has one vote. As of March 4, 1998, there were 9,186,761 shares of Common Stock outstanding. The Corporation does not have any treasury shares. The Board of Directors of the Corporation currently consists of nine members and there are currently no vacancies on the Board. The Board of Directors only has three classes and each director serves a term of three years until his successor is duly elected and qualified or until his earlier death, resignation or removal.

PARENT DESIGNEES

     The Agreement and Plan of Merger (the 'Merger Agreement') among Parent, Java Acquisition Corp., and the Corporation dated February 28, 1998, provides that upon acceptance for payment of shares pursuant to the Offer (as defined in the Agreement), Parent and Java Acquisition Corp. shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company's Board of Directors that equals the Product of (i) the total number of Directors on the Company's Board of Directors (giving effect to the election of any additional directors pursuant to the Merger Agreement) and (ii) the percentage that the number of shares of Company Common Stock owned by the Parent or Java

Acquisition Corp. (including shares of Company Common Stock accepted for payment) bears to the total number of shares of Company Common Stock outstanding. Prior to the Effective Time, the current directors will resign, subject to the Merger Agreement's requirement that until the Effective Time, the Company shall have at least two (2) directors who were directors on the date of the Merger Agreement and who are not officers of the Company or any of its subsidiaries.

              DIRECTORS AND EXECUTIVE OFFICERS OF THE CORPORATION

DIRECTORS OF THE CORPORATION

     The names of the current directors, their ages as of March 6, 1998 and certain other information about them are set forth below. As indicated above, some of the current directors may resign effective immediately following the purchase of shares by Java Acquisition Corp. pursuant to the Offer.

                                                    YEAR FIRST
                                                    ELECTED A    POSITION WITH THE CORPORATION OR PRINCIPAL
NAME OF DIRECTOR                             AGE     DIRECTOR       OCCUPATION DURING THE PAST FIVE YEAR
------------------------------------------   ---    ----------   ------------------------------------------
Serving for a term ending in 2001
David A. Jones............................   48        1996      Chairman of the Board, President and Chief
                                                                 Executive Officer of Rayovac Corporation,
                                                                 since September 1996. From 1994 until
                                                                 1996, Chairman of the Board, President and
                                                                 Chief Executive Officer of Thermoscan,
                                                                 Inc. From 1989 until 1994, President and
                                                                 Chief Executive Officer of Regina Company,
                                                                 Inc.

Thomas H. Lee.............................   53        1992      Since 1974, President of Thomas H. Lee
                                                                 Company ('THL'). Serves as a Director of
                                                                 Autotote Corporation, Finlay Enterprises,
                                                                 Inc., General Nutrition Companies, Inc.,
                                                                 Playtex Family Products Corp., Livent,
                                                                 Inc., and Vail Resorts, Inc. Hills
                                                                 Department Stores, Inc. filed for
                                                                 protection under Chapter 11 of the Federal
                                                                 Bankruptcy Code in February 1991 and
                                                                 emerged from such protection in October
                                                                 1993 as Hills Stores Company. Mr. Lee was
                                                                 Chairman of the Board of Hills Stores
                                                                 Company at that time.

Sandra E. Peterson........................   38        1998      Executive Vice President, Research of
                                                                 Nabisco, Inc. from April 1996 to present.
                                                                 From 1993 to March 1996, various senior

                                                                 executive positions with Whirlpool
                                                                 Corporation including: Vice President,
                                                                 Advanced Product Concepts; and Vice
                                                                 President, Strategic Analysis and Support.
                                                                 Prior to 1993, Senior Engagement Manager
                                                                 of McKinsey & Co., Inc.

Serving for a term ending in 2000
Urbano Perez V............................   42        1987      Various positions with Mabe since 1977,
                                                                 including Director, Range Division since
                                                                 1992.

Thomas R. Shepherd........................   68        1998      Chairman of the Board of Directors of the
                                                                 Company and of Signature Brands since
                                                                 August 1997 and a Director of the Company
                                                                 and of Signature Brands since April 1988.
                                                                 Consultant to THL since 1986 and currently
                                                                 a Managing Director. Executive Vice
                                                                 President of Thomas H. Lee Advisors I,
                                                                 L.P. and an officer of various other THL
                                                                 affiliates.

Frank E. Vaughn...........................   68        1995      Special Assistant to the Dean and Visiting
                                                                 Professor at the College of Business
                                                                 Administration and Graduate School of
                                                                 Management at Kent State University. From
                                                                 1988 to 1991, Executive Vice President at
                                                                 Maytag Corporation.

Serving for a term ending in 1999
William P. Carmichael.....................   54        1992      Retired since October 1993. From January
                                                                 1993 until October 1993, Senior Vice
                                                                 President and Chief Accounting Officer of
                                                                 Sara Lee Corporation. From August 1991 to
                                                                 January 1993, Vice President and
                                                                 Controller of Sara Lee Corporation. Also
                                                                 serves as a Director of Cobra Electronics
                                                                 Corporation and the Hain Food Group, Inc.,
                                                                 and as a trustee of the Time Horizon Funds
                                                                 and Pacific Innovations Fund.

Scott A. Schoen...........................   39        1996      Managing Director of THL since 1992 and
                                                                 employed since 1986. Also serves as
                                                                 Trustee of THL Equity Trust III, the
                                                                 General Partner of THL Equity Advisors
                                                                 Limited Partnership III, which is the

                                                                 General Partner of Thomas H. Lee Equity
                                                                 Fund III, L.P. Also serves as Vice
                                                                 President of Thomas H. Lee Advisors I and
                                                                 Thomas H. Lee Advisors II. Also serves as
                                                                 a Director of First Alert, Inc.,
                                                                 TransWestern Communications Company, Inc.
                                                                 Rayovac Corporation and Syratech
                                                                 Corporation.

Meeta R. Vyas.............................   39        1997      Vice Chairman of the Board of Directors
                                                                 and Chief Executive Officer of the Company
                                                                 and of Signature Brands since September
                                                                 1997. From 1991 to 1997, a senior
                                                                 executive with General Electric Co. Prior
                                                                 to 1991, a consultant with McKinsey & Co.,
                                                                 Inc.

     There are no family relationships among any of the directors or executive officers of the Corporation.

INFORMATION CONCERNING THE BOARD OF DIRECTORS OF THE CORPORATION

     The Board of Directors has an Audit Committee and a Compensation Committee. Currently, Messrs. Carmichael, Miller and Schoen are members of the Audit Committee and Messrs. Jones, Schoen and Shepherd are members of the Compensation Committee.

     The Audit Committee reviews the activities of the Company's independent public accountants, various Company policies and practices as well as potential conflict of interest situations. In addition, the Audit Committee recommends to the Board of Directors an independent accounting firm to audit the Company's financial statements. The Audit Committee did not meet during the fiscal year ended September 28, 1997.

     The Compensation Committee is responsible for making recommendations concerning the salaries, bonuses and other compensation paid to the Company's executive officers. It is also responsible for administering the Second Amended and Restated 1992 Stock Incentive Plan, the 1995 Stock Option and Incentive Plan, the 1997 Stock Option and Incentive Plan and the Chief Executive Officer Stock Option Plan. The Compensation Committee met twice during the fiscal year ended September 28, 1997.

     The Company does not have a standing nominating committee or a committee performing similar functions.

     The Company's Board of Directors met five times during the last fiscal year. No Director, with the exception of Mr. Lee, attended less than 75% of the aggregate number of meetings of the Board of Directors and the committees on which he served during the period for which he was a member of the Board.

EXECUTIVE OFFICERS OF THE CORPORATION

     Information required by Item 7(b) of Schedule 14A with respect to executive officers of the Corporation is set forth below. The executive officers of the Corporation are elected annually by the Board of Directors and hold office until their successors are elected and qualified, or until their earlier removal or resignation.

     Meeta Vyas has served as Vice Chairman of the Board and Chief Executive Office of the Company and Signature Brands since August 1997. From 1991 to 1997, Ms. Vyas was a senior executive with General Electric Co. Prior to 1991, Ms. Vyas was a consultant with McKinsey & Co., an international consulting firm.

     Steven M. Billick has served as Senior Vice President, Treasurer and Chief Financial Officer of the Company and Signature Brands since June 1996. From July 1991 to June 1996, he was Vice President and Controller of NACCO industries, Inc. Prior to July 1991, Mr. Billick was a partner with the international public accounting firm of Deloitte & Touche LLP.

     Timothy J. McGinnity has served as Senior Vice President, Sales--Consumer Products of the Company and Signature Brands since September 1994. From August 1991 to August 1994, Mr. McGinnity served as Vice President Sales of Mr. Coffee, inc. From October 1985 to June 1991, Mr. McGinnity served as Vice President-- Sales, Grocery Division of Mr. Coffee, inc.

     C. Wayne Morris has served as Senior Vice President, Professional Products of the Company and Signature Brands since October 1996. From 1989 to 1996, Mr. Morris was Senior Vice President Marketing of Plasti-Line, Inc. From 1979 to 1989, he served in various positions with Black & Decker Corporation.

                               BOARD OF DIRECTORS
                        REPORT ON EXECUTIVE COMPENSATION

GENERAL

     The Compensation Committee of the Board of Directors reviews the Company's existing and proposed executive compensation plans and makes recommendations to the Board of Directors regarding such plans and the awards to be made thereunder. The current members of the Compensation Committee are Messrs. Jones, Shepherd and Schoen, all of whom are non-employee Directors of the Company.

     Set forth below is a discussion of the Company's compensation philosophy, together with a discussion of the factors considered by the Committee in determining the compensation of the Company's Chief Executive Officer and the other named executive officers.

COMPENSATION PHILOSOPHY


     The Company's compensation philosophy is that compensation paid to executive officers and other management personnel should consist of four elements: (1) salary, (2) annual incentive bonus, (3) stock options and (4) welfare, retirement and other benefits. The compensation package is designed to attract and retain top quality management employees. In the opinion of the Committee, it reflects competitive conditions. The Committee, however, does not specifically focus on the compensation levels of executives in peer group companies in making compensation decisions. To some extent, elements of compensation are designed to vary as Company performance varies. In general, the elements of compensation that most typically have a significant relationship to Company performance are awards under its stock option and bonus plans. The objective measurement used in determining performance for purposes of awards under the bonus plans is the Company's actual earnings before interest, taxes, depreciation and amortization ('EBITDA') in comparison to budgeted amounts. The vesting of certain options granted during the year is tied to the achievement of specified annual levels of EBITDA over the duration of the options. The Committee's decisions concerning compensation are not the result of a highly formalistic process and the Committee does not rely extensively on objective criteria in measuring individual performance. Instead, decisions are primarily based on subjective decisions concerning the appropriate levels of compensation.

     Set forth below is a discussion of the various components of the compensation arrangements provided to the executive officers, as well as a discussion of the compensation arrangements provided to the Company's chief executive officer.

1997 COMPENSATION DECISIONS

     Base Salary and Benefits. Salary levels for executive officers reflect the Committee's subjective judgments of appropriate salaries in light of the duties and responsibilities inherent in the executives' respective positions. The particular qualifications of an individual holding the position and his or her level of experience are considered in establishing a salary level when the individual is first appointed to a given position. The performance and contribution of the individual to the Company, as well as Company performance, are the primary criteria influencing salary administration. Salaries of executive officers are generally reviewed each year. Since certain executives are parties to employment agreements with the Company, their minimum base salary levels are set by the terms of such agreements. The primary factor in setting salary levels pursuant to these agreements was the Company's desire to provide compensation in amounts sufficient to induce these individuals to either join or continue with the Company. Certain of these employment agreements were executed after cancellation of salary continuation agreements with the former Mr. Coffee, inc. executives. These agreements were entered into prior to the time they joined the Company. The terms of these salary continuation agreements were a significant factor in establishing compensation arrangements for executives who were parties to such agreements. In the case of certain executive officers who joined the Company during the 1997 fiscal year, base salary was determined at their hire date on the basis of the Company's assessment of their prior experience, the responsibilities associated with their positions and the results of negotiations between the Company and the executives concerning their compensation arrangements. In making adjustments to the salaries of existing executive officers for fiscal 1997, consideration was given to the performance of each of the individuals in question, the Company's results of operations for fiscal 1996 and the terms of existing contractual arrangements with certain executive officers.

     Stock Options. The Company uses stock options as a long-term incentive program for executives. Stock options are used because they directly relate the amounts earned by executives to the amount of appreciation realized by the Company's stockholders over comparable periods. Stock options also provide executives with the opportunity to acquire and build a meaningful ownership interest in the Company. The Committee considers stock options throughout the year. In determining the number of options awarded to an individual executive, the Committee generally establishes a level of award based upon the position of the individual and his or her level of responsibility. In the case of certain executive officers who executed employment agreements during the current fiscal year, the number of options awarded to such executives was the result of negotiations between the Company and the executives.

     During the 1997 fiscal year, the Company awarded options to purchase an aggregate of 40,000 shares of Common Stock to the executive officers of the Company excluding the Chief Executive Officer. Certain of these options are subject to vesting over a four-year period commencing on the first anniversary of the date of grant and certain of these options are subject to vesting over a five-year period commencing on the first anniversary of the date of grant, with vesting for this later group further conditioned upon the achievement of specified annual target thresholds for EBITDA over the duration of the options.

     Bonuses. The Company maintains an annual incentive bonus program based on Company and group performance. A target bonus level, stated as a percentage of year end salary, is established for each executive officer based on his or her level of responsibility. Target bonuses are measured by the Company's financial performance against its annual performance plans. Target levels of performance are established based upon EBITDA. At its December 1996 meeting, the Compensation Committee established a bonus pool of $1,250,000 for all eligible employees under the Company's annual incentive bonus program. Because the target levels of performance were not achieved during fiscal 1997, no bonuses were paid to executive officers out of this amount. All bonuses paid during the fiscal year were paid pursuant to the terms of the Company's employment agreements with the executive officers.

CHIEF EXECUTIVE OFFICER COMPENSATION

     The compensation arrangements for Mr. Howell with respect to the 1997 fiscal year were primarily based upon the terms of an Employment Agreement between Mr. Howell and the Company, which was entered into in 1994. The Compensation Committee increased Mr. Howell's base salary during 1997 by 4.2% to $314,340. Mr. Howell was also entitled to receive a bonus of $68,028, which, in accordance with the terms of an Employment Agreement, is an amount equal to his prior year's bonus, pro rated for the number of days in fiscal 1997 during which

Mr. Howell was employed by the Company. The Committee did not award Mr. Howell any stock options during 1997. In connection with his resignation from the Company, Mr. Howell was entitled to receive as severance pay, under the terms of an Employment Agreement, an amount equal to 1.5 times the sum of (i) his annual salary at the date of termination ($314,340) plus (ii) the amount of his bonus payable for fiscal 1997 ($68,028) plus (iii) his automobile allowance ($13,000).

     The compensation arrangements for Ms. Vyas, who joined the Company as Vice Chairman and Chief Executive Officer following Mr. Howell's resignation, were established through negotiations between the Committee and Ms. Vyas and are provided for in an Employment Agreement between the Company and Ms. Vyas. Factors considered by the Committee in establishing such arrangements included the need to provide sufficient inducement to attract and retain a top key executive; the duties and responsibilities of the position; and Ms. Vyas's qualifications and experience. The Employment Agreement provides for Ms. Vyas to receive an initial base salary of $500,000 and an annual bonus of not less than 50% of her base salary based upon the Company achieving certain EBITDA objectives. Ms. Vyas was further granted an option to purchase 500,000 shares of Common Stock at an exercise price equal to the closing price of the Common Stock on the date of grant, which option vests 50% as of September 30, 1998 and 50% as of September 30, 1999. She also received an option in the form of stock subscriptions to purchase 91,727 shares of Common Stock at an exercise price equal to 50% of the closing price of the Common Stock on August 11, 1997, which option was exercisable only from September 2, 1997 through November 1, 1997. This option was exercised by Ms. Vyas on November 1, 1997 at an exercise price of $1.75 per share.

                Compensation Committee of the Board of Directors
                                 David A. Jones
                               Thomas R. Shepherd
                                Scott A. Schoen

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. Schoen, a managing director of THL, and Mr. Shepherd, a consultant to THL, served as members of the Company's Compensation Committee during fiscal 1997. Neither Mr. Schoen nor Mr. Shepherd was an employee of the Company during fiscal 1997. Under a Management Agreement, the Company has engaged THL to provide consulting and management advisory services. The fees payable to THL under the Management Agreement are $240,000 per annum. The Company believes that this Management Agreement is on terms no less favorable to the Company than could have been obtained from unaffiliated third parties.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's officers and Directors and persons who own 10% or more of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission (the 'Commission'). Officers, Directors and beneficial holders of more than 10% of the Company's

Common Stock are required by Commission regulations to furnish the Company with copies of all Forms 3, 4 and 5 they file.

     Based solely on the Company's review of the copies of such forms it has received, the Company believes that all of its officers, Directors and beneficial holders of more than 10% of the Company's Common Stock complied with all filing requirements applicable to them with respect to transactions during the fiscal year ended September 28, 1997, except for the filing of a late Form 4 to report the inadvertent omission of one transaction involving the purchase of 3,000 shares of Common Stock by C. Wayne Morris.

                             EXECUTIVE COMPENSATION

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth information concerning the annual and long-term compensation for services in all capacities to the Company for each of the three most recent fiscal years, of: (i) those persons who served as the chief executive officer during the fiscal year ended September 28, 1997 and (ii) the other four most highly compensated executive officers of the Company for the fiscal year ended September 28, 1997 (the 'Named Executive Officers'):

                           SUMMARY COMPENSATION TABLE

                                                                                                    LONG-TERM
                                                                                                  COMPENSATION
                                                                                             -----------------------
                                                            ANNUAL COMPENSATION              SECURITIES
                                                    -----------------------------------      UNDERLYING    ALL OTHER
                                                                           OTHER ANNUAL      OPTION/SAR     COMPEN-
NAME                                        YEAR    SALARY       BONUS     COMPENSATION        AWARDS      SATION(1)
-----------------------------------------   ----    -------      ------    ------------      ----------    ---------
Meeta R. Vyas............................   1997    $38,462(2)   $   --      $ 41,166(3)       591,727(4)   $     77
  Vice Chairman and
  Chief Executive Officer
Peter C. McC. Howell.....................   1997    302,918      68,028(5)         --               --       606,677(6)
  Former Chairman and Chief                 1996    295,600      73,900            --               --         8,471
  Executive Officer (7)                     1995    286,000      28,600            --               --         7,953
S. Donald McCullough.....................   1997    222,245      26,850(8)    100,485(9)            --       966,700(10)
  Former President and Chief                1996    214,800      53,700            --           90,500(11)    10,830
  Operating Officer (12)                    1995    201,196      21,500        75,303(13)       45,000(14)    10,830
C. Wayne Morris..........................   1997    176,020(15)  21,250        63,502(16)       30,000(17)     5,915
  Senior Vice President-
  Professional Products
Timothy J. McGinnity.....................   1997    163,157      25,000            --               --         3,194
  Senior Vice President-                    1996    147,600      61,900            --               --         5,632
  National Account Sales                    1995    141,115      65,000            --           50,000(14)     5,632
Steven M. Billick........................   1997    185,802          --            --           10,000(18)     3,382
  Senior Vice President,                    1996     63,746(19)  15,405            --           40,000(20)        --
  Treasurer and Chief
  Financial Officer

------------------

     Except as indicated above, no named Executive Officer received personal benefits or perquisites during fiscal 1997 in excess of the lesser of $50,000 or 10% of his or her aggregate salary and bonus.

(1) Amounts reported for each Named Executive Officer for fiscal 1997, 1996 and

    1995 include premiums paid by the Company for term life insurance policies on behalf of each Named Executive Officer and matching contributions under the Company's 401(k) Plan.

(2) Ms. Vyas joined the Company on September 2, 1997. Amounts reported as salary for fiscal year 1997 represent payments received from that date through the end of the Company's fiscal year.

(3) Represents reimbursement in the amount of $20,603 received from the Company in connection with Ms. Vyas's relocation to the Cleveland, Ohio metropolitan area and $20,563 in additional federal and state income taxes payable with respect to such reimbursement.

(4) Represents options to purchase shares of Common Stock awarded to Ms. Vyas under the terms of her Employment Agreement. Of the total amount of options, 500,000 options were awarded under the Company's Chief Executive Officer Stock Option Plan. Such options vest 50% on September 30, 1998 and

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

    50% on September 30, 1999. The remaining 91,727 options in the form of stock subscriptions were granted pursuant to a Stock Subscription Agreement and were exercisable between September 2, 1997 and November 1, 1997.

(5) Bonus payable for fiscal 1997 pursuant to the termination provisions of an Employment Agreement between Mr. Howell and the Company.

(6) Includes, in addition to the items referred to in note (1) above, a severance payment of $593,053 payable over the twelve-month period beginning September 5, 1997, which Mr. Howell became entitled to during fiscal 1997 pursuant to the termination provisions of an Employment Agreement between Mr. Howell and the Company.

(7) Mr. Howell joined the Company in August 1994 and became its Chairman and Chief Executive Officer on September 2, 1994. He resigned from his offices with the Company, effective as of August 12, 1997, and terminated his employment with the Company, effective as of September 5, 1997.

(8) Bonus payable for fiscal 1997 pursuant to the termination provisions of an Amended and Restated Employment Agreement and the terms of a Separation Agreement between Mr. McCullough and the Company.

(9) Includes reimbursement in the amount of $39,451 received from the Company for the loss of home equity in Mr. McCullough's prior residence and the closing costs associated with the sale of such residence in connection with his relocation to the Cleveland, Ohio metropolitan area and $34,083 in additional federal and state income taxes payable on such reimbursement.


(10) Includes, in addition to the items referred to in note (1) above, severance payments of (i) $419,850 payable over the eighteen month period beginning on January 16, 1998, (ii) $524,426 payable within sixty days of January 16, 1998 upon receipt of which all stock options held by Mr. McCullough will terminate and (iii) $11,250, which consists of an automobile allowance, payable from May 8, 1998 through July 16, 1999. Mr. McCullough became entitled to the items described in this note during fiscal 1997 pursuant to the termination provisions of an Amended and Restated Employment Agreement and the terms of a Separation Agreement between Mr. McCullough and the Company.

(11) Represents options to purchase shares of Common Stock awarded to Mr. McCullough under the terms of an Amended and Restated Employment Agreement between the Company and Mr. McCullough. Mr. McCullough's options became exercisable with respect to 22,625 shares on July 1, 1996 and an additional 22,625 shares on December 31, 1996. Pursuant to the Amended and Restated Employment Agreement, options to purchase an additional 45,250 shares of Common Stock automatically vested upon Mr. McCullough's resignation. Mr. McCullough's options shall terminate pursuant to a Separation Agreement between Mr. McCullough and the Company upon the receipt of certain compensation as described in note (10) above.

(12) Mr. McCullough resigned from his position as President and Chief Operating Officer, and as a Director, effective as of January 16, 1998. For purposes of determining the Company's severance obligations to Mr. McCullough, the terms of the Separation Agreement between Mr. McCullough and the Company set the date of termination for Mr. McCullough at September 26, 1997. Mr. McCullough continued as President and Chief Operating Officer of the Company until January 16, 1998 pursuant to continuation of employment provisions of such Separation Agreement.

(13) Includes club fees in the amount of $32,100 reimbursed by the Company and $27,732 in additional federal and state income taxes payable on such dues with respect to such reimbursement.

(14) Represents options to purchase shares of Common Stock awarded to the Named Executive Officers under the Company's Second Amended and Restated 1992 Stock Incentive Plan (the '1992 Plan') or the 1995 Stock Option and Incentive Plan (the '1995 Plan'). Options awarded under the 1992 Plan vest in 25%

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

     increments on an annual basis commencing on the first anniversary of the date of grant. Vesting of certain options awarded under the 1995 Plan is conditioned upon the Company reaching certain earnings before interest, taxes, depreciation and amortization ('EBITDA') objectives during the period of the option. Options issued pursuant to these plans expire ten years from the date of grant. Pursuant to an Amended and Restated Employment Agreement between the Company and Mr. McCullough, all options held by Mr. McCullough automatically vested upon Mr. McCullough's resignation. Mr. McCullough's options shall terminate pursuant to a Separation Agreement between Mr. McCullough and the Company upon the receipt of certain compensation as described in note (10) above.

(15) Mr. Morris joined the Company in October 1996. Amounts reported as salary for fiscal year 1997 represent payments received from that date through the end of the Company's fiscal year.

(16) Represents reimbursement in the amount of $42,519 received from the Company in connection with Mr. Morris's relocation to the Chicago, Illinois metropolitan area and $20,983 in additional federal and state income taxes payable on such reimbursement.

(17) Represents options to purchase shares of Common Stock awarded to Mr. Morris under the terms of an Employment Agreement between the Company and Mr. Morris. Such options were awarded under the 1992 Plan and the 1995 Plan. Of the total amount of options shown, 15,000 options vest in 25% increments on an annual basis commencing on the first anniversary of the date of grant and 15,000 options vest in 20% increments on an annual basis beginning in fiscal 1997, conditioned upon the Company achieving certain EBITDA objectives. The options expire ten years from the date of grant.

(18) Represents options to purchase shares of Common Stock awarded to Mr. Billick under the 1997 Stock Option and Incentive Plan. The options vest in 20% increments on an annual basis beginning fiscal 1997, conditioned upon the Company achieving certain EBITDA objectives. The options expire ten years from the date of grant.

(19) Mr. Billick joined the Company in June 1996. Amounts reported as salary for fiscal year 1996 represent payments received from that date through the end of the Company's fiscal year.

(20) Represents options to purchase shares of Common Stock awarded to Mr. Billick under the terms of an Employment Agreement. Such options were awarded under the 1992 Plan and the 1995 Plan. Of the total amount of options shown, 25,000 options vest in 25% increments on an annual basis commencing on the first anniversary of the date of grant and 15,000 options vest in 20% increments on an annual basis beginning in fiscal 1996, conditioned upon the Company achieving certain EBITDA objectives. The options expire ten years from the date of grant.

OPTION GRANTS

     No options were exercised by the named executive officers during fiscal 1997. Shown below is information on grants of stock options during the fiscal year ended September 28, 1997 to the named executive officers:


                       OPTION GRANTS IN LAST FISCAL YEAR

                                                  %
                                                 OF                                             POTENTIAL REALIZABLE
                                                TOTAL                                             VALUE AT ASSUMED
                                 NUMBER OF     OPTIONS                                            ANNUAL RATES OF
                                 SECURITIES     /SARS                                               STOCK PRICE
                                 UNDERLYING    GRANTED                 MARKET                     APPRECIATION FOR
                                  OPTION/        IN       EXERCISE    PRICE ON                      OPTION TERM
                                    SARS       FISCAL     OR BASE     DATE OF     EXPIRATION    --------------------
NAME                              GRANTED       YEAR       PRICE       GRANT         DATE                5%
------------------------------   ----------    -------    --------    --------    ----------    --------------------
Meeta R. Vyas.................     500,000(1)    65.7%     $ 3.50      $ 3.50       8/11/07          $     1,100,566
                                    91,727(2)    12.1%     $ 1.75      $ 3.50       11/1/97          $       362,425
Peter C. McC. Howell..........          --
S. Donald McCullough..........          --
C. Wayne Morris...............      30,000(3)     3.9%     $5.875      $5.875       10/7/06          $       110,843
Timothy J. McGinnity..........          --
Steven M. Billick.............      10,000(4)     1.3%     $5.375      $4.125        3/6/07          $        13,442


NAME                                    10%
------------------------------  --------------------
Meeta R. Vyas.................       $     2,789,049
                                     $       672,185
Peter C. McC. Howell..........
S. Donald McCullough..........
C. Wayne Morris...............       $       280,897
Timothy J. McGinnity..........
Steven M. Billick.............       $        53,242

------------------
(1) Under Ms. Vyas's Employment Agreement, one-half of these options become exercisable on September 30, 1998, and one-half become exercisable on September 30, 1999.

(2) This option in the form of stock subscriptions had a per share exercise price equal to 50% of the closing price of the Common Stock on August 11, 1997, and were exercisable between September 2, 1997 and November 1, 1997. Ms. Vyas exercised these stock subscriptions on November 1, 1997, pursuant to the terms of a Stock Subscription Agreement.

(3) Of the total amount of options shown, 15,000 options vest in 25% increments on an annual basis commencing on the first anniversary of the date of grant and 15,000 options vest in 20% increments on an annual basis beginning in fiscal 1997, conditioned upon the Company achieving certain EBITDA objectives.

(4) Options vest in 20% increments on an annual basis beginning in fiscal 1997,

    conditioned upon the Company achieving certain EBITDA objectives.

OPTION EXERCISES AND FISCAL YEAR-END VALUES

     Shown below is information with respect to the unexercised options to purchase the Company's Common Stock for the Named Executive Officers as of the fiscal year end, September 28, 1997.

               OPTION EXERCISES AND FISCAL YEAR END OPTION VALUES

                                                                             NUMBER OF SECURITIES        VALUE OF
                                                                                  UNDERLYING            UNEXERCISED
                                                                                 UNEXERCISED           IN-THE-MONEY
                                                                               OPTIONS/SARS AT        OPTIONS/SARS AT
                                                    SHARES                     FISCAL YEAR END        FISCAL YEAR END
                                                   ACQUIRED       VALUE        (#)EXERCISABLE/        ($)EXERCISABLE/
NAME                                              ON EXERCISE    REALIZED      UNEXERCISABLE(1)      UNEXERCISABLE(2)
-----------------------------------------------   -----------    --------    --------------------    -----------------
Meeta R. Vyas..................................        0             0          91,727/500,000       $229,318/$375,000
Peter C. McC. Howell...........................        0             0               362,353/0               592,628/0
S. Donald McCullough...........................        0             0           98,250/92,250(3)                  0/0
C. Wayne Morris................................        0             0                0/30,000                     0/0
Timothy J. McGinnity...........................        0             0           20,500/29,500              10,531/406
Steven M. Billick..............................        0             0            9,250/40,750                     0/0

------------------
(1) Vesting of certain of these options is conditioned upon the Company reaching certain EBITDA objectives during the duration of the option.

(2) Year end value of options is calculated based upon the closing price ($4.25) of a share of Common Stock on the Nasdaq National Market on September 26, 1997, the last trading date of the fiscal year.

(3) These options became exercisable on January 16, 1998 pursuant to the termination provisions of an Amended and Restated Employment Agreement and the terms of a Separation Agreement between Mr. McCullough and the Company. All of Mr. McCullough's options shall terminate pursuant to a Separation Agreement between Mr. McCullough and the Company upon the receipt of certain compensation as described in note (10) to the Summary Compensation Table included elsewhere herein.

                           SIGNATURE BRANDS USA, INC.


     Set forth below is a line graph comparing the percentage change in the cumulative total stockholder return on the Company's Common Stock against the cumulative total return of the S&P 500 Index and an index comprised of the 15 companies included in the Home Furnishings Daily housewares component of the HFD stock index (the 'Peer Group Index') for the period from September 30, 1992 to September 30, 1997. The Company's most recent fiscal year ended on September 28, 1997. Total stockholder return data for each index are not readily available for this date. Accordingly, to ensure the integrity of the comparison, all data reflect the period ending September 30, 1997. The companies comprising the Peer Group Index are: Catalina Lighting, Inc., General Housewares Corp., Signature Brands USA, Inc., Lancaster Colony Corp., Newell Co., Rival Co., Rubbermaid, Incorporated, Sunbeam Corp., Toastmaster Inc., Brown Forman Corp., Oneida Ltd., The Black & Decker Corporation, Helen of Troy, Inc., Nacco Industries, Inc. and National Presto Industries, Inc. The graph assumes that the value of the investment in the Company's Common Stock and each index was $100 at September 30, 1992 and that all dividends, if any, were reinvested.

                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*
      AMONG SIGNATURE BRANDS USA, INC., THE S&P 500 INDEX AND A PEER GROUP


                          Brands USA       Peer Group         S&P 500
                          ----------       ----------         -------

     Sep-92                  100               100              100
     Sep-93                  135               110              113
     Sep-94                  101               114              117
     Sep-95                   81               128              152
     Sep-96                  110               143              183
     Sep-97                   75               184              257

------------------
* $100 invested on 9/30/92 in stock or Index--including reinvestment of dividends. Fiscal year ending September 30.

                             SECURITY OWNERSHIP OF
                    PRINCIPAL HOLDERS OF VOTING SECURITIES,
                            DIRECTORS, AND OFFICERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of January 16, 1998 by (i) each person or group who is known to the Company to own beneficially more than 5% of the outstanding Common Stock, (ii) each of the Company's Directors, (iii) each of the named executive officers of the Company named in the Summary Compensation Table included elsewhere herein, and (iv) all Directors and executive officers of the Company as a group. All information with respect to beneficial ownership has been furnished by the respective Director, executive officer, or 5% beneficial owner, as the case may be. Unless otherwise indicated below, the persons named below have sole voting and investment power with respect to the number of shares set forth opposite their names.

                                                                                         PERCENTAGE
NAME AND ADDRESS OF                                          NUMBER OF SHARES             OF SHARES
BENEFICIAL OWNER                                           BENEFICIALLY OWNED(1)    BENEFICIALLY OWNED(1)
--------------------------------------------------------   ---------------------    ---------------------
Thomas H. Lee Equity Partners, L.P.(2) .................         1,818,203                    19.8%
c/o Thomas H. Lee Company
75 State Street
Boston, Massachusetts 02109
ML-Lee Acquisition Fund, L.P.(3) .......................         1,563,053                    17.0%
c/o Thomas H. Lee Company
75 State Street
Boston, Massachusetts 02109
Meeta R. Vyas ..........................................            91,727                     1.0%
Thomas H. Lee(5)(6) ....................................         1,025,566                    11.2%
c/o Thomas H. Lee Company
75 State Street
Boston, Massachusetts 02109
William P. Carmichael...................................            16,000(7)              *
David A. Jones..........................................             5,000(4)              *
Robert W. Miller........................................           191,052(8)                  2.1%
Urbano Perez V..........................................                 0                 *
Sandra E. Peterson......................................                 0                 *
Scott A. Schoen.........................................            28,826(9)              *
Thomas R. Shepherd(6)...................................            54,607                 *
Frank E. Vaughn.........................................            12,500(10)             *
C. Wayne Morris.........................................             6,750(11)             *
Timothy J. McGinnity....................................            29,250(12)             *
Steven M. Billick.......................................            11,050(13)             *
All Directors and executive officers as a group (12              1,472,328                    16.0%
persons)(6)(14).........................................

------------------

 * Indicates an amount less than 1%.

(1) The number of shares of Common Stock shown as owned by the persons and groups named in the foregoing table assumes the exercise of all outstanding options held by such persons and groups that are exercisable within 60 days after January 16, 1998, and the percentage shown assumes the exercise of such options and assumes that no options held by others are exercised. For purposes of the foregoing table, each person's

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

    'beneficial ownership' of the Company's Common Stock has been determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 (the 'Exchange Act') and Rule 13d-3 promulgated thereunder. The beneficial ownership of shares of Common Stock by Purchaser and Parent as a result of the Stock Purchase Agreement executed in connection with the Merger Agreement is not reflected herein.

(2) Each of THL Equity Advisors Limited Partnership ('Equity Advisors'), the general partner of Thomas H. Lee Equity Partners, L.P. ('Equity Partners'); THL Equity Trust, the general partner of Equity Advisors; and Thomas H. Lee, a Trustee of THL Equity Trust, also may be deemed to be beneficial owners of the shares of Common Stock held by Equity Partners. Each of Equity Advisors, THL Equity Trust, and Mr. Lee disclaims beneficial ownership of such shares. Each of Equity Advisors and THL Equity Trust maintains a principal business address c/o Thomas H. Lee Company, 75 State Street, Boston, Massachusetts 02109.

(3) The ML-Lee Acquisition Fund, L.P. (the 'ML-Lee Fund') has shared voting and investment power with respect to these shares. This number does not include the shares of Common Stock held beneficially by Thomas H. Lee, which may be deemed to be beneficially owned by the ML-Lee Fund and Thomas H. Lee Advisors I, L.P. ('Advisors') as a result of their relationship with Mr. Lee. The ML-Lee Fund and Advisors disclaim beneficial ownership of such shares.

(4) Reflects shares which may be acquired upon the exercise of stock options exercisable within 60 days after January 16, 1998.

(5) The shares are held of record by State Street Bank and Trust Company of Connecticut, N.A., 750 Main Street, Hartford, Connecticut 06103, not individually, but as successor Trustee for the 1989 Thomas H. Lee Nominee Trust (the 'THL Trust'). The Trustee of the THL Trust disclaims beneficial ownership of such shares.

(6) Does not include shares of Common Stock held by the ML-Lee Fund which may be deemed to be beneficially owned by Mr. Lee, Mr. Shepherd and Advisors as a result of their relationship with the ML-Lee Fund. Messrs. Lee and Shepherd and Advisors disclaim beneficial ownership of such shares.


(7) Consists of 11,000 shares held of record by William P. Carmichael as Trustee of the William P. Carmichael Trust dated April 1, 1985 and 5,000 shares which may be acquired upon the exercise of stock options exercisable within 60 days after January 16, 1998.

(8) Includes 101,052 shares owned directly by Mr. Miller and 90,000 shares held of record by Trust Company of Illinois, 45 South Park Boulevard, Suite 315, Glen Ellyn, Illinois 60137, as Trustee of the RW & JS Miller Irrevocable Charitable Trust (the 'Miller Trust'). The Trustee of the Miller Trust disclaims beneficial ownership of such shares.

(9) Includes 9,690 shares which may be acquired from Thomas H. Lee upon the exercise of stock options exercisable within 60 days after January 16, 1998.

(10) Consists of 10,000 shares held of record by Frank E. Vaughn as Trustee of the Frank E. Vaughn Trust dated October 15, 1997 and an additional 2,500 shares which Mr. Vaughn has the right to acquire upon the exercise of stock options exercisable within 60 days after January 16, 1998.

(11) Includes 3,750 shares which may be acquired upon the exercise of stock options exercisable within 60 days after January 16, 1998.

(12) Includes 26,750 shares which may be acquired upon the exercise of stock options exercisable within 60 days after January 16, 1998.

(13) Includes 1,800 shares held jointly by Mr. Billick and his wife and 9,250 shares which may be acquired upon the exercise of stock options exercisable within 60 days after January 16, 1998.

(14) Includes an aggregate of 52,250 shares of Common Stock, not including the options held by Mr. Schoen to acquire 9,690 shares from Thomas H. Lee, which may be acquired by the Directors and executive officers of the Company upon the exercise of stock options exercisable within 60 days after January 16, 1998.

           TERMS OF FIRST AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

     Messrs. Lee, Miller and Shepherd and others have certain demand and piggyback registration rights pursuant to the First Amended and Restated Stockholders Agreement dated as of March 16, 1992 (the 'Stockholders' Agreement'). Such rights provide that stockholders who are parties to the agreement owning stated percentages of the unregistered Common Stock may require the Company to file registration statements under the Securities Act of 1933, as amended (the 'Securities Act'), on up to three occasions, for the registration of not less than 15% of the outstanding shares of Common Stock originally subject to the agreement. Subject to certain conditions and limitations, the other parties to the agreement have the right to request that their shares of Common Stock be included in any such registrations. Also, subject to certain conditions and limitations, all such stockholders have the right to require the

Company to include their shares of Common Stock in any registered offerings by the Company. Under such agreement, the Company is required to bear all costs and expenses of each such registration (other than underwriters' discounts or commissions which are to be borne by the sellers), and the stockholders and the Company have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                  INFORMATION WITH RESPECT TO PARENT DESIGNEES

     As of the date of this Information Statement, the Parent has determined who will be Parent Designees.

     Set forth below is the name, business address, principal occupation or employment and five (5) year employment history of the persons who will be Parent Designees. Unless otherwise indicated, each such person has held the occupation listed opposite his name for at least the past five (5) years and each occupation refers to employment with the Parent. All persons listed below are citizens of the United States. None of the persons listed below owns any Shares.

                                                               PRESENT PRINCIPAL OCCUPATION OR
                                                             EMPLOYMENT AND MATERIAL OCCUPATIONS
                                                              POSITIONS, OFFICES OR EMPLOYMENT
             NAME OF BUSINESS                                 HELD DURING THE LAST FIVE YEARS.
------------------------------------------  ---------------------------------------------------------------------

Albert J. Dunlap..........................  Director of Parent. Chairman of the Board of Directors and Chief
                                            Executive Officer since July 18, 1996. Chairman and Chief Executive
                                            Officer of Scott Paper Company from April 1994 to December 1995.
                                            Managing Director and Chief Executive Officer of Consolidated Press
                                            Holdings Limited (an Australian media, chemicals and agricultural operation) from 1991 to 1993.

Russell A. Kersh..........................  Director of Parent. Vice Chairman and Chief Financial Officer since
                                            February 1, 1998. Prior to that date, he served as Executive Vice
                                            President, Finance and Admistration since July 22, 1996. Executive
                                            Vice President, Finance and Administration of Scott Paper Company
                                            from June 1994 to December 1995. Served as the Chief Operating
                                            Officer of Addidas America from January 1993 to May 1994.

David C. Fannin...........................  Executive Vice President, General Counsel and Secretary since January
                                            1994. Partner in the law firm of Wyatt, Tarrant and Combs from 1979 until 1993.

Peter A. Langerman........................  Director of Parent. Chairman of the Board from May 22, 1996 until
                                            July 18, 1996. Senior Vice President of Franklin Mutual Advisers,
                                            Inc., a registered investment advisor and a wholly owned subsidiary of Franklin Resources, Inc., a diversified financial services organization, since November 1996. Senior Vice President of Heine
                                            Securities Corporation, and investment advisory service company, from
                                            1986 to November 1996. Mr. Langerman has been a director of Franklin
                                            Mutual Series Fund Inc. (previously Mutual Series Fund Inc.) since
                                            1988 and a Director of Metallurg Inc. (a metal and related materials manufacturer) since 1977.

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